Room 4561
      April 7, 2006


Glen E. Shipley
Chief Financial Officer
Internet Commerce Corporation
3 6025 The Corners Parkway
Suite 100
Norcross, Georgia 30092

Re: 	Internet Commerce Corporation
      Form 10-K for the fiscal year ended July 31, 2005
      Filed October 31, 2005
      Forms 8-K
      Filed on March 17, 2006, December 12, 2005 and September 29,
2005
      File No. 000-24996

Dear Mr. Shipley:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K filed on October 31, 2005

Note 3.  Acquisition of ECS and MEC-page F-17

1. With regard to your acquisition of "the assets" of QRS Corporation`s Managed EC business we have the following comments:
a) Clarify whether this was an asset acquisition or the acquisition of a business. Your response should include a discussion of your consideration of the guidance set forth in paragraph 6 of EITF 98-3.
b) Provide us with the significance tests of Rule 1-02(w) of Regulation S-X used to determine the need for filing the historical financial statements of MEC and the related pro forma financial information in Form 8-K. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not filing historical and pro forma financial statements under Rule 3-05 and Article 11 of Regulation S-X and the instructions to Form 8-K.
c) Provide us with a copy of the third party valuation to which you refer on page F-17.
d) Further describe how you determined the value of the consideration exchanged in this transaction. Explain how "the present value of the estimated difference between the cash amounts due under the existing terms of the lease; cash received from Inovis as part of the transaction net of the estimated current market value of cash flows receivable under the terms of an assumed sublease" represents the fair value of an unfavorable lease.
e) With regard to the $701,806 change in the lease liability reflected in the statement of cash flows, please summarize the activity related to this liability and explain how this amount was computed.


Exhibit 31.1 and 31.2-302 Certifications

2. In future filings remove your reference to "annual" or "quarterly" in item No. 1 of the 302 certifications.


Forms 8-K filed on March 17, 2006, December 12, 2005 and September
29, 2005

3. With regard to your presentation of the non-GAAP measure
"Adjusted
EBITDA", we note that you identify the most directly comparable GAAP financial measure to be operating cash flows, however, the reconciliations presented in the press releases are to net income
(loss). Revise future filings to ensure that the reconciliation presented includes the most directly comparable GAAP financial measure.


*	*	*	*	*

      As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-
3488.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief



Glen E. Shipley
Internet Commerce Corporation
April 7, 2006
Page 1